Exhibit (e)(9)

December 4, 2019

Thierry Bernard

[Address]

Re:	Interim CEO Role

Dear Thierry,

On behalf of QIAGEN LLC (the “Company”), we are pleased to confirm your new role as Interim CEO of the QIAGEN group of companies. This role is distinct from your existing role as Senior Vice President, Head of Business Area Molecular Diagnostics, which is the subject of your employment agreement dated January 7, 2015 (the “Employment Agreement”).

In recognition of your extraordinary efforts in taking on the Interim CEO role in addition to your regular job duties, we are pleased to provide you with an initial special bonus of USD $150,000.00 (gross), to be paid with the next regular payroll cycle. Beginning in January 2020, we are also pleased to provide you with a special monthly bonus in the amount of USD $50,000.00 (gross), to be paid at month-end in accordance with QIAGEN’s normal payroll procedures throughout the duration of your Interim CEO role. These special bonus payments are subject to withholding for state and federal income and welfare taxes, benefits deductions and any other mandatory deductions under applicable laws.

For clarification, your Interim CEO role is not subject to the Employment Agreement and is considered at-will, meaning it may be terminated by you or by the Company at any time, with or without notice and with or without cause. All other terms and conditions of your employment remain unchanged, and the Employment Agreement remains unaffected and in force pursuant to its terms.

We greatly appreciate your outstanding contributions and dedication to QIAGEN.

Sincerely,

QIAGEN LLC

/s/ Stephany Foster
Stephany Foster
Sr. Vice President, Head of Global Human Resources